SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 5)


                    First Charter Corporation
                        (Name of Issuer)


                  $5.00 Par Value Common Stock

                 (Title of class of securities)


                           319439-10-5
                         (CUSIP Number)


     Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No. 319439-10-5
_______________________________________________________________

     1) Names of Reporting Persons/S. S. or I. R. S. Identifi-cation Nos. of Above Persons:

             First Charter National Bank, as Trustee
_____________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group
(See Instructions):
          (a)
          (b)
_______________________________________________________________

     3)   SEC Use Only:
_______________________________________________________________

     4)   Citizenship or Place of Organization:

                          United States
_______________________________________________________________

Number of      (5)  Sole Voting Power:            622,602
Shares Bene-
ficially       (6)  Shared Voting Power:           76,165
Owned by
Each Report-   (7)  Sole Dispositive Power         45,200
ing Person
With           (8)  Shared Dispositive Power:      81,694
_______________________________________________________________

     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
                             698,767
_______________________________________________________________

    10)   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):

_______________________________________________________________

    11)   Percent of Class Represented by Amount in Row 9:

                              11.2
_______________________________________________________________

    12)   Type of Reporting Person (See Instructions):

                               BK
_______________________________________________________________

                          SCHEDULE 13G

Item 1(a):     Name of Issuer:     First Charter Corporation

Item 1(b):     Address of Issuer's Principal Executive Offices:

                    Post Office Box 228
                    22 Union Street, North
                    Concord, North Carolina 28026-0228

Item 2(a):     Name of Person Filing:   First Charter National
                                        Bank, as Trustee

Item 2(b):     Address of Principal Business Office or, if none,
               Residence:

                    Post Office Box 228
                    22 Union Street, North
                    Concord, North Carolina 28026-0228

Item 2(c):     Citizenship:   U. S.

Item 2(d):     Title of Class of Securities:

                    $5.00 Par Value per Share
                    Common Stock

Item 2(e):     CUSIP Number:       319439-10-5

Item 3:        (b) Bank as defined in Section 3(a)(6) of the Act

Item 4:        Ownership:

               (a)  Amount beneficially owned
                    as of 12/31/95:         698,767

               (b)  Percent of Class:        11.2%

               (c)  Number of shares as to which such person has:
                    (i)  Sole power to vote or to direct the
                         vote:  622,602
                   (ii)  Shared power to vote or to direct the
                         vote:  76,165
                  (iii)  Sole power to dispose or to direct the
                         disposition of:    45,200
                   (iv) Shared power to dispose or to direct the disposition of: 81,694


Item 5:   Ownership of Five Percent or Less of a Class:    N/A

Item 6:   Ownership of More than Five Percent on Behalf of
          Another Person:     Other persons, some of which are
                              beneficiaries, have the right to
                              receive or the power to direct the
                              receipt of dividends from, or the
                              proceeds from the sale of such
                              securities.

Item 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:    N/A

Item 8:   Identification and Classification of Members of the
          Group:      N/A

Item 9:   Notice of Dissolution of Group:     N/A

Item 10:  Certification: By signing below, I certify that, to the best of my knowledge and belief, the
                         securities referred to above were
                         acquired in the ordinary course of
                         business and were not acquired for the
                         purpose of and do not have the effect of changing or influencing the control of First Charter Corporation and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1996           FIRST CHARTER NATIONAL
                                    BANK, as TRUSTEE



                                   By:  /s/ ROBERT O.BRATTON
                                        Robert O. Bratton
                                        Executive Vice President
                                         of Trustee